FROZEN FOOD GIFT GROUP, INC.
8844 Hillcrest Road
 Kansas City, MO 64138

May 6, 2014

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:          Frozen Food Gift Group, Inc. (the “Company”)
Response to comment letter dated April 15, 2014
Form 8-K
Filed March 28, 2014
File No. 000-54597

Dear Ms. Ransom:

As requested in the above-referenced comment letter, the Company acknowledges that:

 --the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Frozen Food Gift Group, Inc.

/s/ Troy A. Covey
Troy A. Covey, President
Title

cc: G. Blum